Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 28, 2010, the Chicago Board Options Exchange, Incorporated issued the following regulatory circular.

Information Circular IC10-99

To:          CBOE Membership

From:      Office of the Chairman

Date:       April 28, 2010

Re:          Additional Questions and Answers Relating to CBOE’s Demutualization

As follow-up to yesterday’s membership meeting regarding CBOE’s demutualization, below are answers to questions we have received.  This information circular is also being posted on the member website.  The first question that is addressed below relates to the minimum IPO price of $25 that is included in our most recent amendment to the S-4 Registration Statement.  The questions indicate that there is still some confusion about what the minimum IPO price included in the S-4 represents.

Minimum IPO Price

1.             What does the minimum IPO price included in the S-4 Registration Statement represent?

Answer: The minimum price in the filing and in the demutualization proxy materials being sent to the membership simply sets a floor at or above which the CBOE Holdings board must establish the initial public offering price per share in our IPO.  This price is distinct from the price range, which will go in the preliminary prospectus, and from the IPO price.  The minimum price was intentionally set at a conservative level.  This was done to provide the board with the flexibility to move forward with our demutualization and IPO even if some negative market or business related event occurs between now and the IPO itself.  To be clear, the minimum price:

•                  Is not the IPO price

•                  Is not representative of what we think CBOE’s value is today

•                  Is not representative of what we think a CBOE membership is worth today

A preliminary prospectus, also referred to as a “red herring”, will be issued at the beginning of the marketing of CBOE’s IPO.  The red herring is used to market CBOE Holdings’ common stock to investors.  The red herring will include a price range, which is designed to stimulate the marketing process.

The price range used in the preliminary prospectus will be determined by a Pricing Committee of the CBOE Holdings board.  The price range in the preliminary prospectus represents a preliminary indication of valuation and is not necessarily the price at which the shares will be issued.

The actual IPO price may be above or below this range.

Timing of Demutualization

2.             When is the membership vote on the demutualization?

Answer:  The final day to vote on the demutualization is Friday, May 21, 2010.  We will mail the proxy materials for the vote on the demutualization by the end of this week.

3.             If approved, when will the demutualization occur?

Answer:  Subject to member and SEC approval, our goal is to complete the demutualization by the end of June 2010, provided that we can complete the proposed initial public offering in that timeframe.

4.             What will be the last day that seats will be available for purchase or sale?

Answer:  We currently plan to terminate the seat market beginning at 7:00 a.m. Chicago time on the day shares of CBOE Holdings common stock begin trading on the NASDAQ Global Select Market.  We expect this to occur prior to the end of June 2010.

5.                                       When is the next membership meeting?

Answer:  We have scheduled membership meetings to update you on the demutualization on the next three Mondays in May:  Monday, May 3rd, Monday, May 10th, and Monday May 17th.  All of the meetings will be at 4:00 p.m. (Chicago time).

Secondary Offering

6.                                       If I want to sell shares in the IPO, what do I have to do?

Answer:  If you wish to participate in the IPO as a selling stockholder, you must submit the required documents to CBOE’s counsel, Schiff Hardin, by May 6, 2010.  This is a firm deadline, and the documents must be received by Schiff Hardin by May 6, 2010.   Please return the documents to Schiff Hardin LLP, 233 South Wacker Dr. Chicago, Illinois 60606, Attn: John Schietinger.  Documents were sent to all members by UPS on April 23.  You can also find these documents on the member website in the section relating to the demutualization.

7.                                       If a CBOE seat owner chooses to sell shares in the IPO, will the seat owner be charged any commissions?

Answer:  Pursuant to the underwriting agreement between CBOE Holdings and the underwriters, the proceeds that seat owners will receive from the sale of stock in the offering will be net of an underwriter’s commission.  This commission will be either 6.375% or 6.75% depending on the dollar value of the total offering.  The amount of the underwriting commission is within the customary range.

8.                                       How many shares will a CBOE seat owner be permitted to sell in the IPO, and when will a CBOE seat owner know how many shares that the seat owner sold?

Answer:    It is currently envisioned that the group of participating selling stockholders would not be able to sell more than 2% of the aggregate number of shares held by CBOE Membership Owners and Participating Group A Settlement Class Members.  This limitation is necessary in order to preserve certain tax treatments of the restructuring. Accordingly, if there is significant selling stockholder interest in participating in the initial public offering, you may only be able to sell a small percentage of your shares.

9.                                       If I choose to sell shares in the IPO, may I also participate in the proposed tender offers?

Answer:  Yes.

Directed Shares Program

10.                                 When will CBOE seat owners receive information on the directed shares program?  Please provide information as to how many shares each seat owner could potentially buy?

Answer:  We will have a directed shares program which will be administered by Merrill Lynch.  Seat owners will be permitted to participate in the program.  Details will be provided by Merrill Lynch once the “red herring” prospectuses are printed, which we anticipate will be in early June.

11.                                 Will any of the shares obtained in the directed shares program be subject to the lock-up provisions?

Answer:  No.

Lock-Up Periods

12.                                 Please explain the transfer restrictions on the Class A-1 and Class A-2 shares that will be in place during the applicable 180-day and 360-day lock-up periods?

Answer:  Upon the closing of the IPO, the 80,000 shares you receive for your seat will be converted to 40,000 shares of Class A-1 common stock and 40,000 shares of Class A-2 common stock of CBOE Holdings.  During the applicable lock-up period, the shares of Class A-1 and Class A-2 common stock of CBOE Holdings may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of for 180 days and 360 days respectively, except pursuant to one of the limited exceptions set forth in the CBOE Holdings amended and restated certificate of incorporation

13.                                 Can my Class A-1 and A-2 shares be held in my brokerage account or any place other than at the transfer agent?

Answer:  No.  During the lock-periods, the shares of Class A-1 and Class A-2 common stock of CBOE Holdings will be held in book-entry form at CBOE Holdings’ transfer agent, BNY

Mellon, in the name of the owner of record.  The shares of CBOE Holdings will be un-certificated.  Once a lock-up period expires, you will be able to move the applicable shares to a different account if you so instruct.

14.                                 Will BNY Mellon charge any fees to transfer shares to my brokerage account once the applicable lock-up period expires?

Answer:  No.  However, please check with your broker as to whether your broker would charge any fees with respect to the transfer of shares.

CBOE Holdings’ Dividend Policy

15.           What is CBOE Holdings’ dividend policy following demutualization?

Answer:  The Board currently intends to pay regular quarterly dividends.  The annual dividend target will be approximately 20% to 30% of the prior year’s net income adjusted for unusual items.  The decision to pay a dividend, however, remains within the discretion of the CBOE Holdings Board and may be affected by various factors, including earnings, financial condition, capital requirements, level of indebtedness, and other considerations that the Board deems relevant.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.